Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

ALDA Pharmaceuticals Corp.
1518 – 1030 West Georgia Street
Vancouver, BC
V6E 2Y3 (the "**Company**")

Item 2 Date of Material Change

June 12, 2013

Item 3 News Release

The news release was disseminated on June 12, 2013 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4 Summary of Material Change

The Company announced the closing of the Private Placement.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The company announced that the private placement announced in a news release dated March 21, 2013 was closed on June 12, 2013. The Company will issue a total of 8,000,000 Units at a price of $0.10 per Unit for gross proceeds of $800,000.

Each Unit will be exchangeable for one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants will be subject to an accelerated exercise provision in the event that the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The Company will pay a finder's fee of $29,360 pursuant to the Policies of the TSX Venture Exchange.

All securities issued with respect to the private placement are subject to a hold period of four months and a day, in accordance with the policies of the TSX Venture Exchange and applicable Canadian securities laws.

Proceeds from the Offering will be used by ALDA for general ongoing corporate and working capital purposes.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone: 604.862.3439
Facsimile: 604.689-1289

Item 9 Date of Report

June 14, 2013